FRANKLIN OGELE, P.A.

Attorney at Law

Gateway One, 26th FL

Newark, New Jersey 07102

Phone: 973 277 4239 / Fax: 862 772 3985

www.ogelelaw.com / Email: franklin@ogelelaw.com

Office: (973) 277 4239 New York (Bar #2364974)

Fax: (862) 772 3985 New Jersey (Bar #00252190)

November 14, 2023

Mr. Robert Shapiro

The United States Securities

And Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Miami Breeze Car Care Inc.

Registration Statement on Form S-1 Filed October 31, 2023

File No. 333-266854

Dear Mr. Shapiro:

This letter is in response to the Staff letter of November 9, 2023. Miami Breeze Car Care Inc., hereinafter, “Registrant” hereby responds as follows: The paragraphs in italics are from the Staff letter.

Staff Comment

Amendment No. 5 to Registration Statement on Form S-1 filed October 31, 2023 Relationships and Related Transactions, page 28

1.	We note your response to prior comment 1 and reissue in part. Please revise to describe the transaction relating to the Brand Ambassador Agreement with RN Consulting, which we note that you have annexed in the filed Exhibit 10.2 and 10.2A. Refer to Item 404(a) of Regulation S-K.

Registrant’s Response

Registrant has revised the disclosure on page 28 and throughout this Amendment No. 6 consistent with Item 404(a) of Regulation S-K in regard to the Brand Ambassador Agreement with RN Consulting.

Very truly yours,

/s/ Franklin Ogele

Franklin Ogele, Esq.

As Counsel to Registrant